UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
				(Amendment No. 2)

                            J.C. Penney Company, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   708160106
                                 (CUSIP Number)

                               December 31, 2011
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 708160106


       1.    Names of Reporting Person

             Evercore Trust Company, N.A.

	     I.R.S. Identification Nos. of above person: 26-4691954

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             New York, New York

       5.    Sole Voting Power:  0
Number of
Shares           6.  Shared Voting Power: 0
Beneficially
Owned by         7.  Sole Dispositive Power: 0
Each Reporting
Person With      8.  Shared Dispositive Power:  14,639,712

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             14,639,712

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     6.86%

       12.   Type of Reporting Person

	     BK

Item 1. (a)  Issuer: J.C. Penney Company, Inc.

        (b)  Address of Issuer's Principal Executive Offices:

	     6501 Legacy Drive
	     Plano, Texas 75024

Item 2. (a)  Name of Person Filing:

	     Evercore Trust Company, N.A.

        (b)  Address of Principal Business Offices:

             55 East 52nd Street, 36th Floor
	     New York, NY 10055

        (c)  Citizenship:
             Please refer to Item 4 on each cover sheet for each Reporting Person

        (d)  Title of Class of Securities
             Common Stock

        (e)  CUSIP Number: 708160106

Item 3. Evercore Trust Company, N.A. is a bank as defined in Section 3(a)(6) of the Act.

Item 4.  Ownership

         Please see Items 5 - 9 and 11 on each cover sheet for each Reporting Person

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	 Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2012
                                       Evercore Trust Company, N.A.

                                       By: /s/ James Thistle
                                       --------------------------
                                       Name: James Thistle
                                       Title: Director and Controller